FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2003

GOLD RESERVE INC.

Commission file number 000-30102
Address Of Principal Executive Offices: 	926 West Sprague Avenue
	Suite 200
	Spokane, Washington 99201


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes        			No    X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOLD RESERVE INC.
June 30, 2003
Interim Financial Report
U.S. Dollars

Forward Looking Statements

The information presented or incorporated by reference in this interim report, including managements discussion and analysis of financial condition and results of operations, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, the concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, our ability to obtain additional funding for future development of the Brisas property, our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

Operations Overview

The Company's Brisas property, a gold and copper deposit, is located in the Kilometer 88 mining district in the State of Bolivar, southeastern Venezuela. The in-pit mineral reserves on the Brisas property utilizing the Cominco Engineering Services Limited (CESL) process and a traditional smelter process for treating copper concentrates are estimated at 7.5 million ounces of gold and approximately 1.1 billion pounds of copper and 6.6 million ounces of gold and approximately 764 million pounds of copper, respectively. The identified mineralization is contained within an area approximately 1,900 meters long and 500 to 900 meters wide and continues for an unknown distance down dip to the west, to the north and south and below the current mineralized deposit.

Based on previous reserve estimates, the anticipated mining and processing facility was to process an estimated 55,000 tonnes per day, yielding an average annual production of approximately 362,000 ounces of gold and 46 million pounds of copper. The plan for the development of the property as it presently exists includes on- site copper processing utilizing an autoclave for pressure oxidation of the concentrates followed by a series of leaching sequences to recover the copper and gold. Construction of a mining facility at the Brisas property is estimated to cost approximately $353 million (including working capital of approximately $19.5 million). Construction of a mining facility, if warranted, would take 18 to 24 months.

The feasibility study will update the pre-feasibility cash operating and total costs per ounce for the revised reserve estimates. Utilizing previously completed reserve estimates that were based on Gold Institute guidelines and the assumptions included in the pre-feasibility study, cash operating costs were estimated at $153 per ounce of gold (using $300 per ounce gold, $0.90 per pound copper and on-site copper processing) and total after-tax costs are estimated at $243 per ounce of gold (including operating costs, working capital, initial capital and life of mine capital less sunk costs).
Estimated cost per ounce of gold is determined net of copper revenues.

Brisas Project Development

During the first quarter of 2003, MEM (Ministry of Energy and Mines) approved an operating plan for the alluvial and hardrock ore and project infrastructure for the Brisas project. Based on this operating plan, the Company is preparing an updated and expanded EIS for the larger project. The Brisas project is located in the Imataca Forest Reserve ("Imataca") within an area previously set aside for mining. In 1997 the Supreme Court issued a preventive measure that no new mining concessions or rights could be granted in the Imataca. Subsequent to the Supreme Court order, MEM granted the Company the hardrock exploitation concession based on the fact that Brisas is located in the area previously approved for mining within the boundary of the Imataca. Prior to the granting of the hardrock concession and subsequent to the Supreme Court order, the Company had submitted to MEM and MARNR (Ministry of Environment) several concession and permit applications related to the Brisas project. These applications are currently pending the resolution of the Imataca matter. Exploitation activities are typically required to commence within two years from the approval of the operating plan, but MEM representatives have indicated that any delay in the resolution of the Imataca matter further delays any obligation required of the concession and/or contract holder. MEM and MARNR are presently holding public meetings and have indicated that the Imataca issue is expected to be resolved during the next six months.

In March 2003, Behre Dolbear & Company, Inc. (Behre Dolbear) of Denver, Colorado commenced a mine reserve analysis for the Company's Brisas gold/copper project. This study was completed in August 2003 and included separate reserve analysis for the CESL process, as well as, a conventional smelter process case. The results of the reserve analyses, which are discussed elsewhere in this document, are expected to be utilized in the completion of the final feasibility study. Behre Dolbear also recommended that the Company complete additional drilling which could potentially expand the mineral reserves.

In May 2003, a mining contractor was engaged to extract a bulk sample from the Brisas gold/copper project for a large scale CESL test. The contractor is currently sinking a shaft in the hardrock mineralization to extract a sample of approximately 750 tonnes. The material will be processed into a gold-copper concentrate at SGS Lakefield Research Limited in Canada and then be transported to CESL in Vancouver. This test is designed to provide the necessary data to complete the CESL portion of the final feasibility study. The immediate advantage of the CESL process is an improved return on payable metal and elimination of significant transportation costs for the gold-copper concentrate to an out-of-country smelter.

In addition to these activities, environmental studies as well as permitting are required to complete the final feasibility study. Management is currently evaluating Behre Dolbear's recommendation regarding additional drilling at the Brisas property. If the Company proceeds with additional drilling, management does not anticipate a significant delay in completion of the feasibility study. In the near future management also expects to circulate a request for proposal to select an engineering firm for the Brisas project. The need for and the timing of these activities are subject to, among other things, the results of the CESL test, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors and any additional information required by third parties for the completion of the feasibility study. Management anticipates that the final feasibility study will be completed in 2004.

Reserve Estimate Audits

The mineral reserve and resource estimates set forth in this document have been prepared by management in accordance with the disclosure requirements of applicable Canadian and U.S. Securities Commissions. The definitions related to reserves, used herein, are pursuant to Canadian National Instrument 43-101; Standards of Disclosure for Mineral Projects, which management believes are substantially the same as those definitions used in the U.S. Securities and Exchange Commission Industry Guide 7.

Behre Dolbear & Company, Inc. ("Behre Dolbear") have audited the Brisas data compiled by the company. Behre Dolbear concluded from their audits that: technical data collection procedures met or exceeded accepted industry standards; assay laboratories provided reliable and acceptable results; and the compiled database was of a quality appropriate for utilization in a mineral reserve study suitable for obtaining financing. Further, Behre Dolbear has advised Gold Reserve that it has an adequate basis for supporting the estimated mineral reserves at the Brisas project in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects as well as the standards contained in the U.S. Securities and Exchange Commission Industry Guide 7.

Mineral Reserve Estimate

CESL PROCESS

The Brisas property in-pit mineral reserve estimate utilizing the CESL process for treating copper concentrate is estimated to contain approximately 328.5 million tonnes with an average grade of 0.708 grams of gold per tonne and 0.15% copper with a waste to ore ratio of 1.80:1. The reserve was calculated using an average gold and copper price of $325 per ounce and $0.85 per pound, respectively. The August 2003 mineral reserve is summarized in the following tables:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (g/t)      (%)       (thousands) (millions) (thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven     224,174     0.770	    0.132     5,547         650
Probable   104,288     0.575	    0.188     1,928	    433
-----------------------------------------------------------------------------------------------
Total	     328,462     0.708	    0.150     7,475       1,083      591,722     920,184    1.80
===============================================================================================

TRADITIONAL SMELTER PROCESS

The Brisas property in-pit mineral reserve estimate utilizing a traditional smelter process for treating copper concentrate is estimated to contain approximately 256.6 million tonnes of mineral reserves with an average grade of 0.805 grams of gold per tonne and 0.135% copper with a waste to ore ratio of 2.19:1. The reserve was calculated using an average gold and copper price of $325 per ounce and $0.85 per pound, respectively. The August 2003 mineral reserve is summarized in the following tables:


           Reserve                          Au          Cu         Waste       Total
           tonnes      Au grade   Cu grade  ounces      pounds     tonnes      tonnes     Strip
Class	    (thousands) (g/t)      (%)       (thousands) (millions) (thousands) (thousands) Ratio
-----------------------------------------------------------------------------------------------
Proven     193,685     0.841      0.124     5,237       528
Probable    62,930     0.694      0.170     1,404       236
-----------------------------------------------------------------------------------------------
Total      256,615     0.805      0.135     6,641       764        562,579     819,194    2.19
===============================================================================================

Mineral Resource Estimates

CESL PROCESS

The Brisas property, using the CESL process for treating copper concentrates, is estimated to contain a measured and indicated mineral resource of 9.89 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The August 2003 measured and indicated mineral resource for the CESL process, which includes the mineral reserve, is summarized in the following tables:


					                                           Measured/Indicated
(kt= 1,000 tonnes)      Measured	              Indicated	                  Combined
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (g/t)  (%)	  kt       (g/t)	 (%)       kt       (g/t)   (%)
----------------------------------------------------------------------------------------------
0.40	           273,013   0.73   0.119     194,573   0.557   0.16     467,586   0.658   0.136
==============================================================================================

				                                                    Measured/Indicated
(millions)                 Measured                   Indicated	              Combined
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40                      6.405   717                3.484   687                9.889    1,404
==============================================================================================

The inferred mineral resource for the CESL process (based on 0.4 gram per tonne equivalent cut-off) is estimated at 93.1 million tonnes of 0.56 grams gold per tonne and 0.14 percent copper, or 1.67 million ounces of gold and 282 million pounds of copper.

TRADITIONAL SMELTER PROCESS

The Brisas property, using a traditional smelter process for treating copper concentrates, is estimated to contain a measured and indicated mineral resource of 9.5 million ounces of gold and approximately 1.2 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The August 2003 measured and indicated mineral resource for a traditional smelter process, which includes the mineral reserve, is summarized in the following tables:


					                                           Measured/Indicated
(kt= 1,000 tonnes)      Measured	              Indicated	                  Combined
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au	    Cu                  Au      Cu                 Au      Cu
Grade            kt       (g/t)  (%)	  kt       (g/t)	 (%)       kt       (g/t)   (%)
----------------------------------------------------------------------------------------------
0.40             252,227   0.769  0.117     162,264   0.625   0.155    414,491   0.712   0.132
==============================================================================================

				                                                    Measured/Indicated
(millions)                 Measured                   Indicated	              Combined
----------------------------------------------------------------------------------------------
Au Eq
Cutoff                     Au     Cu                  Au     Cu                  Au      Cu
Grade                      oz.    lb.                 oz.    lb.                 oz.     lb
----------------------------------------------------------------------------------------------
0.40                      6.233   649                3.258   554                9.491    1,203
==============================================================================================

The inferred mineral resource for the smelter process (based on 0.4 gram per tonne equivalent cut-off) is estimated at 77.2 million tonnes of 0.64 grams gold per tonne and 0.12 percent copper, or 1.58 million ounces of gold and 205 million pounds of copper.

Financial Overview

Overview

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. The Company has not recorded revenue or cash flow from mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas property is fully developed and put into production. The information contained herein should be read in conjunction with the Company's consolidated financial statements, included herein.

Venezuela has experienced high levels of inflation during the last several years and has also most recently experienced political instability and civil unrest (including a national work stoppage and a number of civil disturbances), fuel shortages, currency and exchange controls, and a decline in industrial output and foreign investment. Despite this political and economic turmoil, we have not experienced any significant adverse impact on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our future operations and investments in Venezuela could be adversely affected by continued political instability and civil unrest, as well as, exchange controls, currency fluctuations, political instability, changes in mining laws or regulations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors.

The total financial resources of the Company, cash plus current and non-current marketable securities, decreased $1.2 million from December 31, 2002 to approximately $11.3 million as of June 30, 2003 (unaudited):

		                                 June 30,          December 31,
		                                   2003               2002
---------------------------------------------------------------------------
Cash and equivalents			      $  2,098,703       $  1,584,632
Marketable securities - current              8,476,820         10,945,768
Marketable securities - non-current            769,837
---------------------------------------------------------------------------
                                          $ 11,345,360       $ 12,530,400
===========================================================================

Consolidated net loss for the three and six months ended June 30, 2003 amounted to $715,181 and $1,264,869 or $0.03 and $0.05 per share compared to consolidated net loss of $978,667 and $1,604,984 or $0.04 and $0.07 per share for the same periods in 2002. The decrease in net loss from the comparable six-month period results primarily from a decrease in foreign currency loss. The Company had no significant financing transactions and no significant investing activities during the six months ended June 30, 2003, other than investments in marketable securities, which, on a net basis, totaled approximately $1.7 million in sales and maturities of marketable securities.

Planned corporate expenditures for 2003, excluding the amounts that may be expended for the completion of the feasibility study on the Brisas property and other exploration as noted below, are estimated at $3.0 million.
Interest and investment income for 2003 is projected to be approximately $0.7 million.

We expect the activities related to the completion of final feasibility and engineering to cost approximately $7 million. Although we hope to complete the final feasibility in 2004, the timing of these activities are subject to, among other things, typical environmental and regulatory permits as well as the scheduling of third party consultants and contractors. As a result, we cannot say with certainty when the final feasibility study will be completed.

As of August 28, 2003, the Company held approximately $11 million in cash and investments. In the near- term management believes that current cash and investment balances are sufficient to allow the Company to fund its activities through 2004. The timing and extent of additional funding depends on a number of important factors, including the actual timetable and scope of our 2003-2004 work plan, our assessment of the financial markets, our share price and the price of gold and copper. Development of the Brisas property, as presently proposed in the Brisas preliminary feasibility study, is estimated to cost $353 million over an 18 to 24 month construction period. The ultimate design and cost of the plant and associated expenditures are subject to the results of a final feasibility study and would be expected to vary to some degree from original estimates. Future development of the Brisas property is dependent upon, among other things, the price of gold and copper, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. Management can provide no assurances that it will be able to acquire the required significant additional financing that will be needed, if and when, construction on the Brisas project commences. Failure to raise the required funds will impede the Company's ability to construct and operate the Brisas project and would, in the long-term, have a material adverse effect on the Company.

The Bolivar/Dollar exchange rate ended 2002 at Bs. 1,403 to the Dollar, up Bs. 645 (85%) from December 2001. In February 2002, a free-floating exchange rate system was established, with the Venezuelan Central Bank acting as the main foreign currency seller. During the first quarter of 2003, the exchange rate was fixed at Bs. 1,600 to the Dollar.

As of August 28, 2003, the Company had the following shares, equity units and share options issued:

Class A common						         22,996,158
Equity units*						          1,289,980
Options to purchase Class A common shares	                3,491,624

*An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.


CONSOLIDATED BALANCE SHEETS
June 30, 2003 (unaudited) and December 31, 2002
                                                  June 30,        December 31,
U.S. Dollars                                        2003              2002
-------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                        $  2,098,703     $  1,584,632
Marketable securities                               8,476,820       10,945,768
Deposits, advances and other                          358,023          348,798
Accrued interest                                       85,259          148,893
-------------------------------------------------------------------------------
Total current assets                               11,018,805       13,028,091
-------------------------------------------------------------------------------

Property, plant and equipment, net                 46,127,020       46,144,396
Marketable securities                                 769,837
Other                                                 603,664          670,036
-------------------------------------------------------------------------------
Total assets                                     $ 58,519,326     $ 59,842,523
===============================================================================

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses            $    277,073     $    350,261
-------------------------------------------------------------------------------
Total current liabilities                             277,073          350,261

Minority interest in consolidated subsidiaries      1,095,101        1,080,241
-------------------------------------------------------------------------------
Total liabilities                                   1,372,174        1,430,502

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity units,
without par value                                 102,498,071      102,498,071
Less, common shares held by affiliates               (674,598)        (674,598)
Accumulated deficit                               (44,611,537)     (43,346,668)
KSOP debt                                             (64,784)         (64,784)
-------------------------------------------------------------------------------
Total shareholders' equity                         57,147,152       58,412,021
-------------------------------------------------------------------------------
Total liabilities and shareholders' equity       $ 58,519,326     $ 59,842,523
===============================================================================

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:
	s/ Chris D. Mikkelsen			s/ Patrick D. McChesney


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2003 and 2002 (unaudited)

                                 Three Months Ended	     Six Months Ended
U.S. Dollars                      2003        2002         2003         2002
-------------------------------------------------------------------------------
OTHER INCOME
Interest                        $140,899    $137,975     $321,699     $310,179
Gain (loss) on sale of
marketable securities                         (7,723)      11,800       (4,248)
-------------------------------------------------------------------------------
	                           140,899     130,252      333,499      305,931
EXPENSES
General and administrative       367,053     329,478      604,679      544,920
Technical services               305,130     348,891      626,085      703,761
Corporate communications          96,236      91,450      197,297      156,872
Legal and accounting              70,997      70,153       98,177       91,164
Foreign currency loss             11,062     263,714       57,270      402,022
Minority interest in net income
  of consolidated subsidiaries     5,602       5,233       14,860       12,176
-------------------------------------------------------------------------------
	                           856,080   1,108,919    1,598,368    1,910,915
-------------------------------------------------------------------------------
Net loss                       $(715,181)  $(978,667) $(1,264,869) $(1,604,984)
===============================================================================
Net loss per share                $(0.03)     $(0.04)      $(0.05)      $(0.07)
===============================================================================
Weighted average common
   shares outstanding         23,492,776  23,217,776   23,492,776   23,216,649
===============================================================================

CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months Ended June 30, 2003 and 2002 (unaudited)

U.S. Dollars
Deficit, December 31, 2002                    $ (43,346,668)
Net loss                                         (1,264,869)
------------------------------------------------------------
Deficit, June 30, 2003                        $ (44,611,537)
============================================================

Deficit, December 31, 2001                    $ (40,338,546)
Net loss                                         (1,604,984)
------------------------------------------------------------
Deficit, June 30, 2002                        $ (41,943,530)
============================================================

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended June 30, 2003 and 2002 (unaudited)


                                            Three Months Ended        Six Months Ended
U.S. Dollars                                2003          2002       2003          2002
------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net loss                                   $(715,181) $(978,667) $(1,264,869) $(1,604,984)
Adjustments to reconcile
  net loss to net cash
  used by operating activities:
    Depreciation                             11,072      13,889       22,377       35,308
    Amortization of premium on
      marketable securities                  18,930      26,287       45,218       42,476
    Foreign currency loss                    11,062     263,714       57,270      402,022
    Minority interest in net income
      of consolidated subsidiaries            5,602       5,233       14,860       12,176
    Net (gain) loss on sale
      of marketable securities                            7,723      (11,800)       4,248
    Shares issued for compensation
      and KSOP                                           30,000                    30,000
Changes in non-cash working capital:
  Net decrease (increase) in deposits,
    advances and accrued interest            41,434     (46,657)      54,409      (62,388)
  Net (decrease) in accounts payable
    and accrued expenses	              (32,001)    (40,030)     (73,188)     (72,981)
------------------------------------------------------------------------------------------
Net cash used by operating activities      (659,082)   (718,508)  (1,155,723)  (1,214,373)
------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
Proceeds from the sale and maturity
  of marketable securities                2,400,000   4,609,777    4,851,300    7,213,252
Purchase of marketable securities        (1,045,515) (5,171,610)  (3,185,607)  (7,126,610)
Purchase of property, plant
  and equipment                              (2,004)     (5,692)      (5,001)      (5,692)
Other                                  	  (22,693)     66,920        9,102       99,802
------------------------------------------------------------------------------------------
Net cash provided (used) by
  investing activities                    1,329,788    (500,605)   1,669,794      180,752
------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
Proceeds from the issuance of
  common shares                                                                     2,160
------------------------------------------------------------------------------------------
Net cash provided by financing activities                                           2,160
------------------------------------------------------------------------------------------

Change in Cash and Cash Equivalents:
Net increase (decrease) in cash
  and cash equivalents	                    670,706  (1,219,113)     514,071   (1,031,461)
Cash and cash equivalents -
  beginning of period	                  1,427,997   5,952,317    1,584,632    5,764,665
------------------------------------------------------------------------------------------
Cash and cash equivalents -
  end of period                           2,098,703 $ 4,733,204  $ 2,098,703  $ 4,733,204
==========================================================================================

The accompanying notes are an integral part of the consolidated financial statements.



Selected Notes To Consolidated Financial Statements For the Six Months Ended June 30, 2003 and 2002 (unaudited) Expressed in U.S. Dollars

1.  Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of June 30, 2003, and the results of operations and the cash flows for the six months ended June 30, 2003 and 2002. The results of operations for the six months ended June 30, 2003 and 2002 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2002 annual report.

2.  Geographic Segments

Net Loss for the Three and Six Months Ended June 30, 2003 and 2002

                         Three Months Ended          Six Months Ended
                          2003         2002         2003          2002
------------------------------------------------------------------------
United States	       363,531     370,856       630,988       588,213
Venezuela                351,650     607,811       633,881     1,016,771
------------------------------------------------------------------------
Consolidated           $ 715,181   $ 978,667   $ 1,264,869   $ 1,604,984
========================================================================

3.	Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 603,641 options remaining for future grants at June 30, 2003. Share option transactions for the six months ended June 30, 2003 and 2002 are as follows:

                           2003                      2002
		                        Weighted                  Weighted
		                        Average                   Average
		                        Exercise                  Exercise
	                   Shares     Price          Shares     Price
-----------------------------------------------------------------------
Options outstanding at
  beginning of period	 3,368,549 	$ 0.80	   3,421,950  $ 0.81
Options exercised	                                    (3,000) $ 0.72
Options canceled                                     (40,552) $ 1.33
Options granted            123,075  $ 1.56            15,500  $ 1.10
-----------------------------------------------------------------------
Options outstanding at
  end of period          3,491,624  $ 0.83         3,393,898  $ 0.80
=======================================================================
Options exercisable at
  end of period          3,399,320  $ 0.81         3,290,066  $ 0.80
=======================================================================

                                Price                     Price
                                Range                     Range
Exercise price at
  end of period            $ 0.50 - $ 1.56           $ 0.50 - $ 1.50
Exercise price for
  exercisable shares       $ 0.50 - $ 1.56           $ 0.50 - $ 1.50

Effective January 1, 2002, the Company adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning the accounting for stock-based compensation. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value.

The Company elected not to adopt the fair value method of accounting for stock options. Had the fair value method of accounting been followed the company would have recorded additional compensation expense of $146,317 and $12,993 for the six months ended 2003 and 2002, respectively. Proforma basic and diluted net loss per share would have been $0.06 and $0.07 for the six months ended June 30, 2003 and 2002, respectively.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	GOLD RESERVE INC.



	By:    s/ Robert A. McGuinness
	Vice President Finance & CFO
	August 28, 2003